Exhibit 99.1

BURCON STRENGTHENS PATENT PORTFOLIO

Vancouver, British Columbia, April 19, 2012— Burcon NutraScience Corporation (TSX –BU; NASDAQ - BUR) (“Burcon”) is pleased to announce that the United States Patent and Trademark Office has granted patents for three separate Burcon applications. Two of the patents relate to proprietary processes for the production of canola protein isolates: namely Burcon’s Supertein™ canola protein isolate and Nutratein™ canola protein isolate. The third patent received relates to a proprietary process for the production of protein isolates from mustard seed.

Supertein™ is a highly-soluble napin-rich canola protein isolate. The functional properties of Supertein™ include excellent solubility, the ability to form transparent solutions and foaming. Nutritionally, Burcon’s Supertein™ is uniquely rich in the sulphur containing amino acids, cysteine and methionine. Potential applications for Supertein™ include beverages, confectionery, aerated desserts, and protein bars, among others.

Burcon’s Nutratein™ canola protein extraction processes allow for the production of canola protein isolates that are rich in both of the two major storage proteins found in canola: napin and cruciferin. The excellent nutritional profile of Nutratein™ canola protein isolate makes it a suitable ingredient for animal feed and aquaculture applications.

Mustard seed is a small round seed from three principal types of mustard plants: black mustard (Brassica nigra), brown Indian mustard (Brassica juncea) and white mustard (Brassica alba). Mustard seed is a rich source of vegetable oil and protein. Burcon’s proprietary process allows for the protein to be separated out from mustard seed meal resulting in a protein isolate with unique nutritional and functional attributes.

“These three patents will further strengthen our already substantial intellectual property platform,” said Johann F. Tergesen, president and chief operating officer, adding, “The patenting process – from initial filing through to obtaining a granted US patent - requires expertise, financial resources, and patience. We are seeing an average application processing time of six years for our patents to grant. With 70 additional US patent applications for our range of plant protein extraction technologies in Burcon’s pipeline we expect our intellectual property asset will continue to grow into the future.”

To-date, Burcon’s patent portfolio consists of 186 issued patents in various countries, including 33 issued U.S. patents, and in excess of 350 additional pending patent applications, 70 of which are U.S. patent applications.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, the only vegetable-based protein that offers clarity and complete protein nutrition for low pH beverage systems; Peazazz™ a uniquely soluble and clean-tasting pea protein isolate and Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 186 issued patents in various countries, including 33 issued U.S. patents, and in excess of 350 additional pending patent applications, 70 of which are U.S. patent applications.

CLARISOY™ is under license to the Archer Daniels Midland Company.
CLARISOY™ is a trademark of Archer Daniels Midland Company.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Michael Kirwan, Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
mkirwan@burcon.ca www.burcon.ca